

13030068

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 0 1 2013

SEC FILE NUMBER
8-53050

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NorthStar Financial Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

165 Kirts Blvd., Suite 600
(No. and Street)

Troy	MI	48084
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth Chaput (248) 817-2660
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Skillman Group, PLC
(Name – *if individual, state last, first, middle name*)

2150 Butterfield Drive, Suite 210	Troy	MI	48084
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth G. Chaput, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NorthStar Financial Partners, Inc., as of December 31st, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KAROLE D. CALUGARU
NOTARY PUBLIC - STATE OF MICHIGAN
COUNTY OF OAKLAND
My Commission Expires April 14, 2018
Acting in the County of

Signature

CFO
Title

Karole D. Calugaru
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



SKILLMAN GROUP, PLC
Certified Public Accountants and Business Advisors

Independent Accountants' Report on Applying Agreed-Upon
Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors
NorthStar Financial Partners, Inc.
Troy, Michigan

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by NorthStar Financial Partners, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority, solely to assist you and the other specified parties in evaluating NorthStar Financial Partners, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

NorthStar Financial Partners, Inc.'s management is responsible for NorthStar Financial Partners, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment required per Form SIPC-7 to the copy of the check issued by NorthStar Financial Partners, Inc. to Securities Investor Protection Corporation noting an overpayment of $1.

2. Compared the total amounts on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting immaterial differences resulting in an overpayment as noted in Step 1.

3. Compared the adjustments reported in Form SIPC-7 to NorthStar Financial Partners, Inc.'s Profit and Loss Statement for the year ended December 31, 2012 noting immaterial differences resulting in an overpayment as noted in Step 1.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 noting immaterial differences resulting in an overpayment as noted in Step 1.

We were not engaged to, and did not conduct and examination, the objective of which would be the expressing of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely of the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Certified Public Accountants

February 27, 2013

Suite 210 2150 Butterfield Drive Troy, Michigan 48084
Telephone 248 641-5020 Facsimile 248 641-5030



NorthStar Financial Partners, Inc.

Financial Statements
Year Ended December 31, 2012

SKILLMAN GROUP, PLC

Certified Public Accountants and Business Advisors

NorthStar Financial Partners, Inc.

Financial Statements
Year Ended December 31, 2012



NorthStar Financial Partners, Inc.

Financial Statements
Year Ended December 31, 2012



NorthStar Financial Partners, Inc.

Contents





SKILLMAN GROUP, PLC
Certified Public Accountants and Business Advisors

Independent Auditors' Report

To the Board of Directors
NorthStar Financial Partners, Inc.
Troy, Michigan

Report on the Financial Statements

We have audited the accompanying statement of financial condition of NorthStar Financial Partners, Inc. (a Michigan Corporation) as of December 31, 2012, and the related statement of income, stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluation the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluation the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Suite 210 2150 Butterfield Drive Troy, Michigan 48084
Telephone 248 641-5020 Facsimile 248 641-5030



Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NorthStar Financial Partners, Inc. as of December 31, 2012 and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in supplemental material is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and related directly to the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information is fairly stated in all material respects in relation to the financial statements taken as a whole.



Certified Public Accountants

February 27, 2013



NorthStar Financial Partners, Inc.

Statement of Financial Condition

December 31,		2012
Assets		
Current Assets		
Cash	$	53,140
Deposit		25,065
Accounts receivable		79,741
Total Current Assets		157,946
Property and Equipment		
Furniture and fixtures		7,333
Computer equipment		7,111
		14,444
Less accumulated depreciation		11,957
Net Property and Equipment		2,487
Total Assets	$	160,433
Liabilities and Stockholders' Equity		
Current Liabilities		
Accounts payable	$	1,582
Commissions payable		
Broker-dealer		44,146
Broker-dealer - related party		22,618
Federal income taxes payable		4,300
Total Current Liabilities		72,646
Stockholders' Equity		
Common stock, $35 par - 60,000 shares authorized 2,000 shares issued and outstanding		70,000
Additional paid-in capital		3,734
Retained deficit		14,053
Total Stockholders' Equity		87,787
Total Liabilities and Stockholders' Equity	$	160,433

See independent auditors' audit report, accompanying summary of accounting policies and notes to financial statements.



NorthStar Financial Partners, Inc.

Statement of Income

Year Ended December 31,	**2012**
Revenue	
Commissions	**$ 2,724,661**
Interest	**887**
Total Revenue	**2,725,548**
Expenses	
Commissions and clearance fees	**2,378,578**
Salaries and employee benefits	**188,032**
Management fees	**48,500**
Professional fees	**18,758**
Rent	**13,346**
Licenses and registrations	**13,097**
Utilities	**9,228**
Dues and subscriptions	**6,748**
Computers	**6,525**
Network consulting	**4,658**
Administrative	**4,148**
Office supplies	**3,259**
Travel and entertainment	**2,943**
Printing and reproduction	**2,157**
Auto	**2,084**
Moving Costs	**2,037**
Depreciation	**1,701**
Postage and delivery	**1,564**
Taxes, other	**179**
Research	**155**
Gifts	**75**
Education and seminars	**(425)**
Insurance, net of reimbursement of $35,600	**(9,929)**
Total Expenses	**2,697,418**
Income Before Taxes	**28,130**
Provision for Income Taxes	
Current	**4,300**
Net Income	**$ 23,830**

See independent auditors' audit report, accompanying summary of accounting policies and notes to financial statements.



NorthStar Financial Partners, Inc.

Statement of Stockholders' Equity

	Shares	Common Stock	Additional Paid-In Capital	Retained Deficit	Total
Balance, January 1, 2012	2,000	$ 70,000	$ 3,734	$ (9,777)	$ 63,957
Net Income	-	-	-	23,830	23,830
Balance, December 31, 2012	2,000	$ 70,000	$ 3,734	$ 14,053	$ 87,787

See independent auditors' audit report, accompanying summary of accounting policies and notes to financial statements.



NorthStar Financial Partners, Inc.

Statement of Cash Flows

Year Ended December 31,		2012
Cash Flows From Operating Activities		
Net income	$	23,830
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation		1,701
Increase (decrease) in cash due to changes in		
Accounts receivable		44,382
Deposit		(7)
Other assets		754
Accounts payable		(1,618)
Commission payable		(45,455)
Federal income tax payable		4,300
Net Cash Provided By Operating Activities		27,887
Net Increase in Cash		27,887
Cash, beginning of year		25,253
Cash, end of year	$	53,140

See independent auditors' audit report, accompanying summary of accounting policies and notes to financial statements.



NorthStar Financial Partners, Inc.

Summary of Accounting Policies

Nature of Operations

NorthStar Financial Partners, Inc. (the "Company") was incorporated in the State of Michigan on November 17, 2000. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of NorthStar Financial Enterprises, Inc. (a Michigan Corporation).

The Company also buys and sells securities on behalf of its customers in an introductory broker capacity, which does not involve any holding of such securities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of (1) assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, and (2) revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash

For purposes of reporting cash flows, cash includes cash on hand. The Company maintains its cash deposits with financial institutions, which are insured for up to $250,000 per group, by the U.S. Federal Deposit Insurance Corporation (FDIC). At times, the amount of cash on deposit in banks may be in excess of the respective financial institution's FDIC insurance limit. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Deposit

The Company is required to maintain reserve funds with RBC Correspondent Services, the Company's clearing agent. The required reserve at December 31, 2012 was $25,065.

Accounts Receivable

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts has been established.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed on a straight-line basis using estimated useful lives of five to ten years. Costs of major improvements are capitalized. Costs of normal repairs and maintenance are charged to expense as incurred. Gains and losses on dispositions of property and equipment are included in the determination of income.



Revenue Recognition

Commission income and advisory fees are recorded as earned with billed but not paid amounts reflected as accounts receivable.

Accounting for Uncertain Tax Positions

The Company adopted the accounting standard regarding "Accounting for Uncertain Tax Positions". This standard provides detailed guidance for financial statement recognition, measurement and disclosure of uncertain tax positions recognized in the Company's financial statements. It requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. The adoption of this standard had no material effect on the Company's financial position, results of operations, or cash flows. The tax years of 2009 to 2011 remain subject to examination by the taxing authorities, generally for three years after they are filed.



1. Accounts Receivable and Payable

Accounts receivable from and payable to broker-dealers and clearing organizations consisted of the following:

December 31, 2012	Receivables	Payables
Broker-Dealers	$ 17,445	$ 15,691
Insurance Companies	33,753	31,482
Real Estate Investors	2,320	1,827
Mutual Fund Companies	19,367	17,764
Total	$ 72,885	$ 66,764

2. Insurance Expense

Insurance expense consisted of the following:

December 31,	2012
Errors and Omissions	$ 22,248
Long-Term Disability	1,422
Fidelity Bond	1,562
Workers Compensation	354
Personal Property	85
	25,671
Less: Registered Agent Reimbursements	(35,600)
Total	$ (9,929)

3. Related Party Transactions

The Company paid $48,500 in management fees during the year to NorthStar Financial Enterprises, the Company's parent. The fees are assessed by the parent and represent charges for administrative services provided to the Company.

The Company sub-leased office space from NorthStar Financial Enterprises on a month-to-month basis for $2,502 a month. Total rent paid to NorthStar Financial Enterprises was $11,146 after registered agent reimbursements of $6,370, for the year ended December 31, 2012.



3. Related Party Transactions (continued)

The Company paid commissions to officers totaling $433,419 for the year ended December 31, 2012. As of December 31, 2012, $22,618 has been included in commissions payable related party.

4. Lease Agreements

The Company sub-leases office space under a noncancelable operating lease agreement with an unrelated third party expiring in August 2014. The sub-lease provides for fixed rental payments along with its share of utilities as established in the agreement. Total rent expense paid under this agreement totaled $2,200 after registered agent reimbursements of $2,200 for the year ended December 31, 2012. Future minimum payments under the sub-lease agreement are as follows: 2013: $13,563; and 2012: $9,514.

5. Net Capital Requirements, Regulatory Matters

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and required that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $73,121 which was $68,121 in excess of its required net capital of $5,000.

There is no material difference between the computation of net capital as presented on Schedule I which follows the notes to the financial statements and the Company's filing included in the FOCUS Report - Part IIA as of December 31, 2012.

The Company operates in a highly regulated industry. Applicable laws and regulations, among other things, restrict permissible activities and investments and require compliance with various financial and customer-related protections. The consequences of noncompliance can include substantial monetary and non-monetary sanctions. In addition, the Company is subject to comprehensive examination and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine, among other things, that such operations are unsafe or unsound, fail to comply with applicable law or are otherwise inconsistent with the laws and regulations or with the supervisory policies of these agencies.



6. Employee Benefit Plan

The Company has established a 401(k) plan which covers substantially all employees. The plan allows for eligible employees to defer a portion of their salary. The Company may at its discretion match the employee's contributions to the plan. The Company's contribution to the plan for the year ended December 31, 2012 totaled $1,239.

7. Taxes on Income

The Company accounts for income taxes in accordance with ASC 740 "Income Taxes". As such, the Company's provision for income taxes is based on the asset and liability method of accounting whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The Company has also elected to retain its existing accounting policy with respect to the treatment of interest and penalties attributable to income taxes, and continues to reflect any changes for such, to the extent they arise, as a component of its income tax expense.

Effective January 1, 2012, the State of Michigan imposed the Corporate Income Tax ("CIT") which replaced the Michigan Business Tax ("MBT"). The CIT is considered an income tax under ASC 740 and is only imposed on businesses organized as C Corporations. The Company files a unitary Michigan Business Tax Return with NorthStar Financial Enterprises, Inc. and as such, no provision for state income taxes has been recorded for the year ended December 31, 2012.

The components of the provision for income taxes is as follows:

December 31,	**2012**	2011
Current	**$ 4,300**	$ -
Deferred	**-**	-
Total Income Tax Expense	**$ 4,300**	$ -

As of December 31, 2012 and 2011, the Company is not aware of any positions taken, or expected to be taken, for which recognition and measurement pursuant to ASC 704 would have a material effect on the financial statements taken as a whole. The Company may be subjected to an Internal Revenue Service audit for the prior three years ended December 2009 - 2011.



7. Exemption

The Company qualifies under the exemptive provisions of SEC Rule 15c3-3 regarding the computation of net capital and determination of reserve requirements, and accordingly, such schedules have been modified or eliminated as appropriate.

8. Subsequent Events

The Company has evaluated events and transactions that occurred between December 31, 2012 and February 27, 2013, which is the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.



Supplemental Material





NorthStar Financial Partners, Inc.

Computation of Net Capital Under Rule 15c3-1 of The Securities and Exchange Commission

Schedule I
As of December 31, 2012

Total Ownership Equity				
Common Stock and Paid in Capital			$	73,734
Retained Deficit				14,053
				87,787
Deductions - Non Allowable				
Furniture and Equipment, net	$	2,487		
Other Assets		6,855		
Unsecured Receivable, net		5,324		(14,666)
Net Capital				73,121
Minimum Net Capital				5,000
Excess Net Capital			$	68,121





SKILLMAN GROUP, PLC
Certified Public Accountants and Business Advisors

Independent Auditors' Report on the Internal Control Structure Required by SEC Rule 17-A-5

To the Board of Directors
NorthStar Financial Partners, Inc.
Troy, Michigan

In planning and performing our audit of the financial statements of NorthStar Financial Partners, Inc., as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1 Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2 Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Suite 210 2150 Butterfield Drive Troy, Michigan 48084
Telephone 248 641-5020 Facsimile 248 641-5030



A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding an on our study, we believe that the Company's practices and procedures, as described in the second and third paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Certified Public Accountants

February 27, 2013

